Exhibit 99.1

VisionChina Media Announces Results for Third Quarter 2008,

Revenues & Net Income Exceed Company Guidance

Advertising Service Revenues Grow 77.9% Quarter-over-Quarter and 312.0% Year-over-Year

Net Income Grows 112.8% Quarter-over-Quarter and 381.5% Year-over-Year

BEIJING, October 31, 2008 — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its financial results for the third quarter ended September 30, 2008.

Third Quarter 2008 Highlights

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Total revenues in the third quarter of 2008 grew 77.0% quarter-over-quarter and 285.7% year-over-year to $35.9 million. Advertising services revenues, which made up nearly 100% of total revenues, grew 77.9% quarter-over-quarter and 312.0% year-over-year.

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Gross profit in the third quarter of 2008 was $24.2 million, an increase of 102.7% from $11.9 million in the second quarter of 2008, and a significant increase of 345.2% from $5.4 million in the third quarter of 2007.

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Operating profit in the third quarter of 2008 was $17.3 million, an increase of 122.2% from $7.8 million in the second quarter of 2008, and a significant increase of 361.6% from $3.7 million in the third quarter of 2007.

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Net income in the third quarter of 2008 was $18.1 million, an increase of 112.8% from $8.5 million in the second quarter of 2008, and a significant increase of 381.5% from $3.8 million in the third quarter of 2007.

•

Basic and fully diluted net income per share in the third quarter of 2008 was $0.26 and $0.25, respectively (each ADS representing one common share), compared to $0.12 for both in the second quarter of 2008.

•

The Company had cash and cash equivalents of $141.0 million as of September 30, 2008, an increase of $16.8 million from $124.2 million as of June 30, 2008. The increase was primarily due to the $17.6 million in proceeds net of underwriting commissions from the follow-on offering of ADSs by the Company in August 2008. The Company had net operating cash outflow totaling $3.8 million in the third quarter of 2008 due to increasing accounts receivable as a result of accelerated growth.

•

Network capacity, which is measured by total broadcasting hours, reached 31,834 hours in the third quarter of 2008, compared to 29,523 hours in the second quarter of 2008 and 22,269 hours in the third quarter of 2007.

•	As of September 30, 2008, the Company had installed a total of 62,250 digital displays on buses, subways trains and subway platforms, compared with 60,160 as of June 30, 2008.

•

On average, the Company sold 9.33 advertising minutes per broadcasting hour in the third quarter of 2008, compared to 8.14 advertising minutes per broadcasting hour in the second quarter of 2008 and 8.37 advertising minutes per broadcasting hour in the third quarter of 2007.

•

Average advertising service revenues per broadcasting hour were $1,116, an increase of 68.8% from $661 per broadcasting hour in the second quarter of 2008, and $383 in the third quarter of 2007. The increase in advertising service revenues per broadcasting hour from the second quarter of 2008 to the third quarter of 2008 was primarily due to the expansion of the Company’s sales team, the strengthening of marketing capabilities and the overall improvement of the Company’s sales network.

Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “This quarter we significantly increased revenues and further strengthened our leading market position. We capitalized on opportunities presented by the Beijing Olympic Games to bring on a large number of new advertisers and, more importantly, have retained a significant portion as ongoing customers. The Olympics allowed us to highlight our real-time broadcasting abilities, a key differentiator compared with our competitors, who use pre-recorded content and advertising. Our advertisers primarily sell fast-moving consumer brands, and these brands are steadily increasing advertising spending across China to reach the very people who ride the buses and trains on which we operate our network. Companies in this area must continue to advertise to move products off the shelf, especially in uncertain times. All of these factors position us well to weather any economic condition.”

Dina Liu, VisionChina Media’s chief financial officer, added, “I am very proud to report that we met and surpassed all of our quarterly financial and operational targets this quarter. The out-of-home mass transportation advertising industry offers good visibility and that, combined with our compelling business model and superior execution, allows us to continue to deliver strong results. Mass transit commuters in China belong to the urban middle class, the country’s most sought-after demographic. We expect that in the coming years, advertising consumption will be driven by domestic demand and currently over two-thirds of our advertisers are Chinese companies, a strong advantage in the current climate. These factors as well as our solid financials and leading market position give us a unique competitive advantage, critical in today’s environment.”

Third Quarter 2008 Results

VisionChina Media’s total revenues were $35.9 million in the third quarter of 2008, an increase of 77.0% compared to $20.3 million in the second quarter of 2008 and an increase of 285.7% compared to $9.3 million in the third quarter of 2007.

Advertising service revenues, which made up nearly 100% of total revenues, increased 77.9% compared to $20.2 million in the second quarter of 2008 and a significant increase of 312.0% compared to $8.7 million in the third quarter of 2007. Total broadcasting hours reached 31,834 in the third quarter of 2008 compared to 29,523 in the second quarter of 2008. Average advertising revenues per broadcasting hour were $1,116 in the third quarter of 2008 compared to $661 in the second quarter of 2008. On average, the Company sold 9.33 advertising minutes per broadcasting hour in the third quarter of 2008 compared to 8.14 advertising minutes per broadcasting hour in the second quarter of 2008. As of September 30, 2008, 635 advertisers had purchased advertising time on the Company’s network either directly or through an advertising agent.

Media cost, the most significant component of advertising service cost of revenues, was $8.5 million in the third quarter of 2008, representing 72.9% of total advertising service costs, compared to $6.2 million, or 75.0% of total advertising service costs, in the second quarter of 2008.

Gross profit in the third quarter of 2008 was $24.2 million, an increase of 102.7% compared to $11.9 million in the second quarter of 2008 and a significant increase of 345.2% compared to $5.4 million in the third quarter of 2007. Advertising service gross margin was 67.4% in the third quarter of 2008, compared to 59.1% in the second quarter of 2008.

Selling and marketing expenses were $5.3 million in the third quarter of 2008, an increase of 78.9% compared to $3.0 million in the second quarter of 2008, and a significant increase of 643.9% compared to $0.7 million in the third quarter of 2007. The quarter-over-quarter increase was primarily due to an increase in the sales and marketing team headcount, which grew to 303 employees as of September 30, 2008, up from 276 employees as of June 30, 2008. Selling and marketing expenses represented 14.9% of the Company’s advertising service revenues in the third quarter of 2008 compared to 14.8% in the second quarter of 2008.

General and administrative expenses were $1.5 million in the third quarter of 2008, an increase of 53.2% compared to $1.0 million in the second quarter of 2008, and an increase of 123.3% compared to $0.7 million in the third quarter of 2007.

Losses from equity method investments amounted to $0.04 million in the third quarter of 2008, compared to a $0.2 million loss in the second quarter of 2008, and a $0.3 million loss in the third quarter of 2007.

Operating profit was $17.3 million in the third quarter of 2008, an increase of 122.2% from $7.8 million in the second quarter of 2008, and a significant increase of 361.6% from $3.7 million in the third quarter of 2007.

In the third quarter of 2008, the Company recorded a deferred tax expense of $0.03 million. The Company is a certified “Cultural Enterprise” and therefore benefits from full tax exemption from 2005 through 2008. The Company expects that it will be subject to an effective PRC tax rate of 15% starting in 2009.

Net income was $18.1 million in the third quarter of 2008, an increase of 112.8% from $8.5 million in the second quarter of 2008, and a significant increase of 381.5% from $3.8 million in the third quarter of 2007. Fully diluted net income per share for the third quarter of 2008 was $0.25. The Company’s third quarter net income, excluding share-based compensation expenses (non-GAAP) was $18.5 million. Strong revenues and well implemented cost control measures allowed the Company to beat the top-end of (non-GAAP) net income guidance by $1.5 million.

As of September 30, 2008, the Company had 62,250 digital television displays in its network, compared to 60,160 as of June 30, 2008.

As of September 30, 2008, the Company had 455 employees, compared to 437 employees as of June 30, 2008.

The Company had cash and cash equivalents of $141.0 million as of September 30, 2008, an increase of $16.8 million from $124.2 million as of June 30, 2008. The increase was mainly due to the $17.6 million in proceeds net of underwriting commissions from the follow-on offering of ADSs by the Company in August 2008. In the third quarter of 2008, depreciation and amortization was $1.1 million and capital expenditures were $0.7 million. The Company had net operating cash outflow totaling $3.8 million in the third quarter 2008, due to increasing accounts receivable as a result of accelerated growth.

Other Recent Company and Industry Developments

In September, CTR Market Research released a report commissioned by VisionChina Media that provided the first ratings for mass transit based digital mobile television. The results showed that, for very low costs, mass transit mobile TV ratings are extremely high with advertisements, reaching more than 90% of the population in the cities in which VisionChina Media operates. The creation of third-party evaluation standards provides criteria to compare mass transit mobile TV with traditional TV, which is expected to help further raise the status of the emergent mass transit mobile TV industry.

In October, VisionChina Media signed an exclusive contract with Shanghai Shentong Metro Asset Operation and Management Corporation, the asset management arm of Shanghai Metro, to act as the exclusive advertising agent for Shanghai Metro Line 6. With the addition of this line, VisionChina Media now has the exclusive right to provide planning, production, sales and placement services to Shanghai Metro’s 556 digital screens installed on the platforms of three of Shanghai’s 11 subway lines. This new contract with Shanghai Metro enables VisionChina Media to expand its presence in Shanghai, where, according to the Shanghai municipal government, over 12 million people use public transportation daily.

A recent independent mass media access survey, also carried out by CTR, for the Olympic period determined that 24.9% of Chinese citizens said they mainly watched the Olympic Games on mass transit mobile TV during the Olympics, indicating that the mass transit mobile TV media has for the first time ranked among the top three media formats and is becoming more popular with the general public. In Beijing, this positioned mobile television as the second most popular method for audiences to view the Olympics, exceeded only by traditional in-home television.

According to a recent report by Analysys International, an independent market research company, total annual advertising revenue from China’s mobile TV industry will reach RMB1.293 billion in 2008, representing year-over-year growth of 105% over 2007. The mobile TV industry’s vigorous growth trend is stimulated by factors such as an increase in advertising budgets for mobile TV, a growing appreciation for mobile TV, the 2008 Olympic Games and ongoing government support of the industry. Starting from 2008, this industry is expected to grow by a CAGR of 45.8%. According to the same report, the market has five major dominate players. The statistics reveal that VisionChina Media holds approximately 44% market share in terms of revenue, making VisionChina Media the dominant player in this industry. The next largest player holds roughly half the market share of VisionChina Media.

Business Outlook

The Company estimates its advertising service revenues for the fourth quarter of 2008 will range from $34.0 million to $36.0 million. The fourth quarter thus maintains the very high level of revenue achieved in the third quarter even without the contribution of the Olympic Games. Fourth quarter 2008 net income excluding share-based compensation expenses (non-GAAP) is expected to be between $15.0 million and $17.0 million.

The Company bases these estimates on a foreign exchange rate of RMB6.8375 per US$1.00.

Dial-in details for the earnings conference call are as follows:

US Toll Free: + 1-800-901-5231

Hong Kong: + 852-3002-1672

International: + 1-617-786-2961

Passcode for all regions: Vision China Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until November 6, 2008.

US Toll Free: + 1-888-286-8010

International: + 1-617-801-6888

Passcode: 43450934

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina’s website at http://www.visionchina.cn.

About VisionChina Media, Inc.

VisionChina Media (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of September 30, 2008, VisionChina Media’s advertising network included over 62,250 digital television displays on mass transportation systems in 17 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina Media’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation. The company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in U.S. dollars (“$”), except number of shares and per share data

	September 30, 2008	June 30, 2008	December 31, 2007
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	141,018,871	124,168,704	131,139,659
Accounts receivable, net	43,663,731	19,832,753	13,256,450
Amounts due from related parties	4,223,949	4,213,491	3,632,864
Prepaid expenses and other current assets	15,184,861	14,763,519	9,683,059
Deferred tax assets	252,975	279,285	332,386
Total current assets	204,344,387	163,257,752	158,044,418
Non-current Assets:
Fixed assets, net	10,046,944	9,771,198	7,709,204
Investments under equity method	6,826,319	6,684,371	6,714,853
Other investments	2,286,962	2,263,890	2,128,732
Long-term prepaid expenses	703,397	705,485	703,069
Long-term prepayments and deposits	19,340,985	16,537,272	—
Intangible assets	14,814,638	10,568,461	—
Total non-current assets	54,019,245	46,530,677	17,255,858
TOTAL ASSETS	258,363,632	209,788,429	175,300,276
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	2,025,147	3,771,974	4,236,695
Amounts due to related parties	947,782	410,242	327,532
Accrued expenses and other current liabilities	6,383,296	5,848,321	6,054,552
Total current liabilities	9,356,225	10,030,537	10,618,779
Non-current Liabilities:
Contingent consideration	12,511,658	8,677,700	—
Deferred tax liabilities	3,275,762	2,218,766	—
Total non-current liabilities	15,787,420	10,896,466	—
Total liabilities	25,143,645	20,927,003	10,618,779
Minority interest	587,197	612,009	652,678
Shareholders’ equity
Common shares	7,206	6,920	6,839
Additional paid-in capital	192,365,003	167,604,519	163,820,443
Accumulated profit/(deficit)	28,689,575	10,615,387	(3,300,654)
Accumulated other comprehensive income	11,571,006	10,022,591	3,502,191
Total shareholders’ equity	232,632,790	188,249,417	164,028,819
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	258,363,632	209,788,429	175,300,276

Note1: Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed on April 3, 2008.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in USD thousand, except number of shares and per share data)

	For three months ended
	September 30, 2008	June 30, 2008	September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising revenue	35,871	20,165	8,707
Equipment revenue	38	124	604

Total revenues	35,909	20,289	9,311

Cost of revenues
Advertising cost	(11,703)	(8,257)	(3,365)
Equipment cost	(34)	(108)	(516)

Total costs of revenues	(11,737)	(8,365)	(3,881)

Gross profit	24,172	11,924	5,430

Operating expenses:
Selling and marketing	(5,345)	(2,987)	(718)
General and administrative	(1,517)	(991)	(680)

Total operating expenses	(6,862)	(3,978)	(1,398)
Loss from equity method investees	(38)	(173)	(290)

Operating profit	17,272	7,773	3,742

Interest income	826	733	39
Other expenses	(20)	(2)	(27)
Net income before income taxes	18,078	8,504	3,754

Income taxes	(29)	(32)	—
Net income after income taxes	18,049	8,472	3,754

Minority interest	25	22	—
Net income	18,074	8,494	3,754

Deemed dividend on convertible redeemable preferred shares	—	—	(2,509)
Net income attributable to holders of common shares	18,074	8,494	1,245
Net income per share:
Basic	0.26	0.12	0.06
Diluted	0.25	0.12	0.05
Shares used in computation of net income per share:
Basic	70,873,656	68,888,659	22,000,000
Diluted	73,292,630	72,115,604	23,281,758
Share-based compensation expenses during the related periods included in:
Cost of revenues	(10)	(9)	(8)
Selling and marketing expenses	(337)	(347)	(23)
General and administrative expenses	(67)	(37)	(14)

For investor inquiries, please contact:

In China:

Investor Relations Department, VisionChina Media, Inc.

Tel: +86-755-8831-8683

Email: ir@visionchina.cn

Mrs. Helen F. Plummer

Ogilvy Financial, Beijing

Tel: +86-10-8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvy.com

For media inquiries, please contact:

Ms. Ceren Wende

Ogilvy Financial, Beijing

Tel: +86-10-8520-6514

Email: ceren.wende@ogilvy.com